HUME, KIERAN

Hume, Kieran Inc.
The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Investor Relations Counsel
Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-4644

Tuesday, October22, 2002

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (October 22, 2002: Parkland Income Fund Declares Distribution Payment), to be filed as required by Rule 12g3-2(b).

Sincerely,

Brenda Orser,

Brenda Orser
Associate

Encl.

dlw 11/19

FOR IMMEDIATE RELEASE: Tuesday, October 22, 2002

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, October 22, 2002: Parkland Income Fund (TSX:PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on November 15, 2002 to unitholders of record on October 31, 2002.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *Race Trac* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
Toronto:	Jon W. Kieran, Investor Relations	(416) 868-1079
or	visit Parkland's web site at **www.parklandindustries.com**.	